UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 1-06571

Employer Identification Number: 22-1918501

Plan Number: 003

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive

P.O. Box 100

Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Schering-Plough Employees’ Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Schering-Plough Employees’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Schering-Plough Employees’ Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 14, 2013

Schering-Plough Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2012	2011

Assets
Investments
Investments, at fair value	$—	$1,921,334,221

Receivables
Employer contribution	—	680,213
Participant contributions	—	2,038,392
Notes receivable from participants	—	27,569,381

Total receivables	—	30,287,986

Net assets available for benefits	$—	$1,951,622,207

The accompanying notes are an integral part of these financial statements.

Schering-Plough Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to
Investment income
Plan interest in Master Trust investment income	$251,760,222

Interest income, notes receivable from participants	1,123,832

Contributions to the Plan
By participants	72,848,278
By employer	40,231,121

Total contributions	113,079,399

Settlements	13,825,838

Total additions	379,789,291

Deductions from net assets attributed to
Benefits paid to participants	(280,073,513)

Total deductions	(280,073,513)

Net increase	99,715,778

Merger with affiliated plan	(2,051,337,985)

Net assets available for benefits
Beginning of year	1,951,622,207

End of year	$—

The accompanying notes are an integral part of these financial statements.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Schering-Plough Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan maintained for the benefit of employees as defined by the Plan document. Generally, employees are eligible to participate in the Plan on the date of their employment. On May 1, 2012, Merck Sharp & Dohme Corp. merged into Schering Corporation and the surviving entity was renamed Merck Sharp & Dohme Corp. Both entities were wholly-owned subsidiaries of Merck & Co., Inc. (“Merck”, the “Company” or the “Sponsor”). The Plan sponsor was Schering Corporation prior to May 1, 2012, and Merck thereafter. On December 31, 2012, the assets of the Plan and the Retirement Savings Plan for the Organon BioSciences US Affiliates merged into the Merck US Savings Plan (formerly, known as the MSD Employees Savings and Security Plan). Effective January 1, 2013, participants became eligible to participate in the Merck US Savings Plan.

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. During 2012, the Plan offered five (5) registered investment companies (mutual funds), four (4) common/collective trusts and 14 separately managed accounts.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck (the “C&B Committee”) or their delegates.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with a portion of the MSD Puerto Rico Employee Savings and Security Plan and The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (collectively, the “Puerto Rico Plans”), and all the assets of the MSD Employee Stock Purchase and Savings Plan, the Merck US Savings Plan (formerly known as the MSD Employee Savings and Security Plan), and the Telerx Marketing, Inc. 401(k) Plan in a single master trust (the “Master Trust”). The Puerto Rico Plans participate in the Master Trust for the specific limited purpose of enabling participants in the Puerto Rico Plans to invest in separately managed accounts and common/collective trusts that are record-kept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.

The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

Each Plan year, participants can contribute up to 50% of eligible compensation on a before-tax basis, up to federal limits. Participants can also contribute up to 20% of eligible compensation on an after-tax basis. However, before-tax and after-tax contributions combined may not equal more than 50% of eligible compensation.

Age 50 and above — In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $5,500 for 2012 by participants who are at least age 50 by year-end.

The Company makes a non-elective contribution equal to 3% of the annual eligible compensation for all employees who are eligible to participate in the Plan regardless of whether an employee has elected to make contributions. For the employees who elect to make contributions to the Plan, the Company makes matching contributions (dollar-for-dollar) up to 2% of annual eligible compensation.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

Settlements

In 2012, additions made to the Plan relate to court-approved settlements distributed or to be distributed to the Plan in connection with ERISA lawsuits (“ERISA Lawsuits”) during the calendar year. The ERISA Lawsuits are consolidated class actions alleging breaches of fiduciary duty by the Company by causing or permitting the Plan to imprudently invest in Company common stock or failing to provide material information regarding Company common stock to Plan participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their account balances at fixed interest rates determined to be reasonable by the Merck & Co., Inc. Oversight Committee (the “Committee”). Loan terms range from one to five years for a short-term loan or up to twenty years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 10.50%. The minimum loan is $1,000. Participants may borrow against their account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans).

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

Other Matters (Merger with Affiliated Plan)

At the close of business on December 31, 2012, the Plan merged into the Merck US Savings Plan (formerly known as the MSD Employee Savings and Security Plan).

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. All investments are recorded at fair value in the accompanying financial statements. The Plan’s investment in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Realized gains and losses from security transactions are reported on the average cost method.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

All plan administration expenses are generally paid by the Company.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions did not impact the Plan’s Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this new guidance did not impact the Plan’s Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Related-Party Transactions

Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participants’ payment of interest and principal on the notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Management Trust Company (“Fidelity” or the “Trustee”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Trustee was $0 and $165,614,011 at December 31, 2012 and December 31, 2011, respectively. During 2012, the Plan’s allocated portion of interest and dividends, realized gains and unrealized losses from investments managed by the Trustee was $737,578, $3,404,144 and $(380), respectively.

Merck is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck common stock was $0 and $130,062,084 at December 31, 2012 and 2011, respectively. During 2012, the Plan’s allocated portion of dividends, realized gains and unrealized gains from Merck common stock was $4,029,542, $11,037,311 and $1,992, respectively.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated May 30, 2003, indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”), and that the Trust of the Plan is exempt from taxation under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The Plan experienced certain plan document and operational failures during the years ended December 31, 2012 and 2011. The Company voluntarily requested to correct these failures under the Voluntary Correction Program with the IRS. Under this program, the Company proposed various corrective actions to address the failures in order to obtain a compliance statement from the IRS. The Sponsor, based on advice from the Plan’s tax counsel, believes that the Plan continues to be designed in material compliance with the applicable requirements of the Code, and the Plan administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

6.	Master Trust and Investments

The Plan had a 0% and 29.1% interest in the Master Trust at December 31, 2012 and December 31, 2011, respectively. The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets as of year-end. The net assets of the Master Trust are as follows:

December 31, 2011

Registered investment companies (mutual funds)	$2,542,034,089
Common/collective trusts	2,393,149,871
Merck common stock	882,978,908
Other common stocks	778,007,033
Accrued interest and dividends	11,056,146
Other net assets/(liabilities)	(5,712,585)

$6,601,513,462

Total investment income of the Master Trust for the year ended December 31, 2012, is as follows:

Year Ended December 31, 2012

Investment income, net
Interest and dividends	$151,047,904
Net appreciation in Registered investment companies (mutual funds)	202,170,353
Net appreciation in Common/collective trusts	346,956,772
Net appreciation in Merck common stock	75,788,146
Net appreciation in Other common stocks	127,390,581

Total investment income	$903,353,756

7.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2012 and 2011.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2012 and 2011. The policy of the Master Trust and the Plan is to recognize transfers between levels at the end of the reporting period. There were no transfers between Levels 1 and 2.

Within the Master Trust, investments are recorded at fair value as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Company.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2011

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$507,350,373	$-	$-	$507,350,373
Non-US Equity	747,273,595	-	-	747,273,595
Fixed Income	714,863,725	-	-	714,863,725
Cash and Short Term Investments	572,546,396	-	-	572,546,396

Common Collective Trusts
US Large Cap Equity	-	1,389,217,431	-	1,389,217,431
US Small/Mid Cap Equity	-	323,578,409	-	323,578,409
Non-US Equity	-	319,706,079	-	319,706,079
Fixed Income	-	336,337,766	-	336,337,766
Cash and Short Term Investments	-	24,310,186	-	24,310,186

Merck Common Stock	882,978,908	-	-	882,978,908

Other Common Stocks
U.S. Small Cap Equities	198,753,600	-	-	198,753,600
Large Cap Equities	579,253,433	-	-	579,253,433

Total Investments in the Master Trust	$4,203,020,030	$2,393,149,871	$-	$6,596,169,901

8.	Subsequent Events

In December 2011, the C&B Committee approved changes to the Plan that were effective January 1, 2013. The Company contribution was changed to 75% of an employee’s contribution up to a maximum of 6% of annual eligible compensation. There will be a transition period where the Company will make an additional contribution of 0.5% of total pay until December 31, 2019.

The Plan has evaluated subsequent events through the date the financial statements were issued.

Schering-Plough Employees’ Savings Plan

Schedule H, line 4a - Schedule of Delinquent Participant Contributions

Plan Name:	Schering-Plough Employees’ Savings Plan	EIN: 22-1261880

Plan Sponsor’s Name:	Merck Sharp & Dohme Corp .	PN: 003

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Check here if Late
Participant
Loan
Repayments are included:
4,492

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees’ Savings Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough
Senior Vice President and Treasurer

June 17, 2013

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	14